
HYDROGENICS
Power to Gas
e·on



VATTENFALL

Q2 2015 Earnings Presentation
August 11, 2015

HYDROGENICS
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Safe Harbor Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

Q2 2015 Highlights

Three transformative events this quarter:

- Delivered Kolon 1MW containerized fuel cell system to Korea as foundation for large multi-MW hydrogen power plant
- Successfully commissioned E.ON 1MW PEM electrolyzer for Hamburg energy storage site as foundation for scaling multi-MW storage solution
- Won the largest commercial order for fuel cells in the company's history

➢ We are energizing the world of *our customers*

➢ *Our world* is changing too as a result


ALCO





> 50 € million Alstom Transport Project

- Breakthrough commercialization agreement
- Agreement to power regional commuter trains in Germany with HyPM™ HD fuel cell systems
- Minimum commitment of 100 trains over the next 10 years – minimum 200 units
- Total order value >€50 Mill (plus service and maintenance)
- Delivering prototype in 2015
- Alstom already has LOIs from 5 cities to purchase trains
- Hydrogenics HD platform technology was the critical determining factor in the selection process



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Fuel Cell Mobility Application – *on the Move*

- Celerity platform continues to attract significant international interest for bus, truck, train and other mobility applications in NA, EU & Asia
- CEC awarded $4.7M in funds for Hydrogenics Celerity platform in two California projects
  - New Flyer 40ft battery transit bus operated by SunLine Transit
  - Port of LA class 8 drayage truck to be used on the Alameda Corridor as well as ports of Long Beach and Los Angeles.
- Interest growing in China for Hydrogenics Heavy Duty (HD) Fuel Cell Products

CELERITY
purpose-built for heavy duty mobility


CELERITY







MW Fuel Cell Systems for Power Generation: Kolon JV

- Site commissioning now underway in Korea
- Validation of key parameters on site is expected within 90 days of operation
- Next step for remaining 9MW of secured orders expected before year end
  - Amount will run through JV and not yet included in backlog
- More than 100MW of accessible market identified
- South Korean policies and availability of excess industrial hydrogen pave the way for attractive market dynamics and expected high demand
- Other sites elsewhere in the world are now appearing on our radar attracted by this success story

KOLON



200MW package system

Cost, performance, scale and zero carbon emissions now enable new markets for continuous power generation at utility scale

Energy Storage – Q2 Highlights

- E.ON 1.5MW project commissioned
  - First time official gas production
  - EON operator training now underway
  - August - unattended operation
- Ontario 2MW project
  - Will be first NA Mega Watt PTG project
  - Will provide detailed system design for 5MW platform
  - Operation mid 2016


HYDROGENICS

- Funding agreement has been secured for a further NA - 5MW project
  - Overall Pipeline remains strong with the following status:
  - $13.5M Won
  - $34.5M Firm spec and quote
  - $46M Qualified leads

EU Fuel Quality Directive

- After significant lobbying, the European Parliament passed a resolution on April 28, 2015 to adopt amendments to the Fuel Quality Directive relating to the quality of petrol and diesel fuels.
  - Fuel Quality Directive defines the renewable content of fuels; the omnibus resolution covers many facets of fuel production
  - Recognizes hydrogen under classification of "renewable liquid and gaseous fuels of non-biological origin" -- for the first time covers hydrogen produced by electrolysis from renewable power / Power-to-Gas
  - Amendment also places greater restrictions on production of bio-fuels (land use)
- Renewable hydrogen used by a refinery in production of conventional fuels will be counted at 2x as a result → it is expected that it will be cheaper than bio-diesel to meet Fuel Quality Directive; business case is to be confirmed
- For resolution to become law, it must be passed by each EU member country; German government is expected to pass FQD Amendment in Q2 2016
- *This is the door opener to commercial Power to Gas Projects*

Company Outlook Supported by Pipeline Trends


$M
300
250
200
150
100
50
0
Revenue 2014
Firm Orders
MW Power Generation
Balance of Major Programs
Energy Storage Pipeline
Funded R&D Projects
Pending Customer Firm-up
Qualified Leads
Firm Order with PO - Long Term
Firm Order with PO - Current
Revenue

- Strong backlog at $102.3M, of which $30.8M will ship within next 12 months
- Already secured substantial programs with established customers – additional orders to follow
- MW power generation (Kolon) next step is substantial, following proof of 1MW
- Energy storage pipeline has 1-15MW projects with good maturity

Quarterly Achievements Set Stage for Accelerated Growth

- E.ON: Successful operation of the world's largest single stack electrolysis unit with highest energy density is the basis for commercial scale up of hundreds of MW of energy storage power to gas projects already quoted in our pipeline
- Kolon: Successful operation of our containerized MW fuel cell power generation unit for South Korea is the first step toward multi-mega watt projects in Korea and elsewhere
- Alstom: Successful win of significant rail contract in international competition shows the strength of our team, our technology and the commercial maturity of the solution
- *In combination these three "first of a kind" achievements are the foundation for accelerated growth in the coming year*

Summary: Poised for Significant Expansion

- Demonstrated ability to scale the business and manage costs
- Strong, active pipeline of large P2G opportunities – expected to accelerate after E.ON PEM system up and running, serving as showcase installation
- Kolon JV the impetus to rapid growth in multi-megawatt fuel cell power generation
- Ready to serve increasing demand for electrified transport on new Celerity Platform

Cost Discipline

Differentiated Growth Platform

Multiple Ways to Win

Q2 Revenue

Three months ended June 30, 2015



Revenue
$M
12.0
8.0
4.0
0.0
10.7
31%
7.4
Power Systems
On Site Generation
2014
2015



Revenue by Business Unit
$M
8
6
4
2
0
7.5
4.5
3.2
2.9
2014
2015
OnSite Generation
Power Systems

Notes

Revenue was $7.4 million, a 31% decrease year-over-year, reflecting shipment timing ($2.3 million) and the decline in the value of the Euro compared to the US dollar ($1.0 million).

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YTD Revenue

Six months ended June 30, 2015


Revenue
$M
20.0
16.0
12.0
8.0
4.0
0.0
18.8
21%
14.9
Power Systems
On Site Generation
2014
2015


Revenue by Business Unit
$M
14
12
10
8
6
4
2
0
13.5
7.8
5.3
7.1
2014
2015
OnSite Generation
Power Systems

Notes

Revenue was $14.9 million, a 21% decrease year-over-year, reflecting shipment timing ($3.0 million) and the decline in the value of the Euro compared to the US dollar ($0.9 million).

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Q2 Gross Margin

Three months ended June 30, 2015



Gross Margin
%
40.0
30.0
20.0
10.0
-
30.2
16.1 Percentage Points
14.1
2014
2015
Power Systems
OnSite Generation



Gross Margin By Business Unit
%
35
30
25
20
15
10
5
0
28.6
14.5
34.1
13.6
2014
2015
OnSite Generation
Power Sytems

Notes

Gross margin was 14.1% of revenue for the quarter, versus 30.2% in the prior-year period, reflecting a change in the product mix, with a larger percentage of higher-margin engineering services in 2014.

YTD Gross Margin

Six months ended June 30, 2015



Gross Margin
%
40.0
30.0
20.0
10.0
-
27.5
14.7
12.8 Percentage Points
Power Systems
On Site Generation
2014
2015



Gross Margin By Business Unit
%
45
40
35
30
25
20
15
10
5
0
21.6
11.9
42.3
17.9
2014
2015
On Site Generation
Power Sytems

Notes

Gross margin was 14.7% of revenue year-to-date, versus 27.5% in the prior-year period, reflecting a change in the product mix, with a larger percentage of higher-margin engineering services in 2014.

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Q2 Cash Operating Costs

Three months ended June 30, 2015



$M
5.0
4.0
3.0
2.0
1.0
0.0
3.6
0.9
2.9
5% decrease
3.4
1.0
2.4
R&D
SG&A
2014
2015

Notes

- Cash operating costs decreased 5% primarily reflecting lower SG&A expenses in the current year, partially offset by a slight increase in R&D expenses.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, stock-based compensation expense and compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to the reconciliation of this measure to loss from operations.

YTD Cash Operating Costs

Six months ended June 30, 2015



$M
8
7
6
5
4
3
2
1
0
7.3
5% decrease
7.0
1.8
2.1
5.5
4.9
R&D
SG&A
2014
2015

Notes

- Cash operating costs were $7.0 million, versus $7.3 million in 2014. The year-over-year change primarily reflects lower SG&A expenses in the current year due to the impact of lower exchange rates, partially offset by an increase in R&D spending of $0.3 million.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, stock-based compensation expense and compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to the reconciliation of this measure to loss from operations.

Q2 Results

(in $ millions)

	Three months ended Jun. 30		Change	
	2015	2014	$	%
Revenue	$ 7.4	$ 10.7	(3.3)	(31)%
Gross Profit	1.0	3.2	(2.2)	(68)%
Gross Margin %	*14.1%*	*30.2%*		
Operating Expenses				
Selling, general and administrative (excluding stock-based compensation, amortization and depreciation)	2.3	2.6	(0.3)	(12)%
Research and product development	1.0	0.9	0.1	14%
Adjusted EBITDA	$ (2.3)	$ (0.3)	$ 2.0	716%

Notes

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results. Refer to slide 24 for a reconciliation of this measure to net loss.

YTD Results

(in $ millions)

	Six months ended Jun. 30		Change	
	2015	2014	$	%
Revenue	$ 14.9	$ 18.8	(3.9)	(21)%
Gross Profit	2.2	5.1	(3.0)	(57)%
Gross Margin %	*14.7%*	*27.5%*		
Operating Expenses				
Selling, general and administrative (excluding stock-based compensation, amortization and depreciation)	4.8	5.5	(0.7)	(13)%
Research and product development	2.1	1.8	0.3	13%
Adjusted EBITDA	$ (4.7)	$ (2.0)	$ 2.7	131%

Notes

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results. Refer to slide 25 for a reconciliation of this measure to net loss.

Order Backlog

As of June 30, 2015

($M)

	Apr. 1/15 Backlog	Orders Received	FX	Orders Delivered	Jun. 30/15 Backlog
OnSite Generation	$ 27.7	$ 3.6	$ -	$ 4.5	$ 26.8
Power Systems	28.1	50.0	0.3	2.9	75.5
Total	$ 55.8	$ 53.6	$ 0.3	$ 7.4	$ 102.3

	Expected Revenue Recognition	
	During next 12 mths	Beyond next 12 mths
OnSite Generation	24.1	2.7
Power Systems	6.7	68.8
Total	30.8	71.5

Consolidated Balance Sheet Highlights

($M)

	June 30, 2015	Dec. 31, 2014	Change $	%
Cash and cash equivalents and restricted cash	$ 9.9	$ 10.4	(0.5)	(5)%
Trade, other and grants receivable	11.8	12.9	(1.1)	(8)%
Inventories	15.4	14.7	0.7	4%
Trade and other payables	9.7	13.2	(3.5)	(26)%

2Q Reconciliation of Non-IFRS Measures – Cash Op. Costs

($M)

	Three months ended June 30, 2015	Three months ended June 30, 2014
Cash operating costs	$ 3.4	$ 3.6
Less: Gross profit	(1.0)	(3.2)
Add: Stock-based compensation	0.2	0.2
Less: Deferred compensation plans indexed to share price	(0.1)	(1.0)
Add: Amortization and depreciation	0.1	0.1
(Income)/Loss from operations	$ (2.6)	$ 0.3

* Note certain figures have been adjusted for rounding

YTD Reconciliation of Non-IFRS Measures – Cash Op. Costs

($M)

	Six months ended June 30, 2015	Six months ended June 30, 2014
Cash operating costs	$ 7.0	$ 7.3
Less: Gross profit	(2.2)	(5.2)
Add: Stock-based compensation	0.2	0.3
Less: Deferred compensation plans indexed to share price	(0.2)	0.6
Add: Amortization and depreciation	0.2	0.2
(Income)/Loss from operations	$ (5.0)	$ (3.2)

* Note certain figures have been adjusted for rounding

Q2 Reconciliation of Non-IFRS Measures – Adj. EBITDA

($M)

	Three months ended June 30, 2015	Three months ended June 30, 2014
Adjusted EBITDA loss	$ 2.3	$ 0.3
Stock-based compensation *(cash settled and share settled)*	0.1	(0.8)
Amortization and depreciation	0.2	0.1
Finance (income) loss, net	1.1	0.5
Net loss	**$ 3.7**	**$ 0.1**

* Note certain figures have been adjusted for rounding

YTD Reconciliation of Non-IFRS Measures – Adj. EBITDA

($M)

	Six months ended June 30, 2015	Six months ended June 30, 2014
Adjusted EBITDA loss	$ 4.7	$ 2.0
Stock-based compensation *(cash settled and share settled)*	-	0.9
Amortization and depreciation	0.3	0.3
Finance (income) loss, net	2.1	0.7
Net loss	**$ 7.1**	**$ 3.9**

* Note certain figures have been adjusted for rounding

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